SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2002

of

DUKE ENERGY RETIREMENT SAVINGS PLAN

Commission File Number 1-4928

Issuer of Securities held pursuant to the Plan is

DUKE ENERGY CORPORATION, 422 South Church Street,

Charlotte, North Carolina 28202-1904

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

with Independent Auditors’ Report

December 31, 2002 and 2001

NOTE:	The accompanying financial statements have been prepared for the purpose of filing with Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of

    Duke Energy Retirement Savings Plan

    Charlotte, North Carolina

We have audited the accompanying statements of net assets available for benefits of Duke Energy Retirement Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Charlotte, North Carolina

May 30, 2003

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

(IN THOUSANDS)

	2002	2001
Assets:
Investments (Notes 1, 2, 3, 4 and 5)	$1,668,280	$2,600,770

Receivables:
Due from broker for securities sold	86	—
Accrued interest and dividends	868	724
Cash	—	16

Total Assets	1,669,234	2,601,510

Liabilities:
Due to broker for securities purchased	85	—
Other payables	810	451

Total Liabilities	895	451

Net assets available for benefits	$1,668,339	$2,601,059

See notes to financial statements.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2002

(IN THOUSANDS)

Additions to net assets attributed to:
Contributions:
Employer	$105,965
Participants	70,686
Rollover contributions to the plan (Note 1)	1,430

Total contributions	178,081

Investment income: (Notes 2, 3 and 4)
Dividends	58,919
Interest	5,342

Total investment income	64,261

Total additions	242,342

Deductions from net assets attributed to:
Net depreciation in fair value of investments (Notes 2, 3 and 4)	1,017,430
Distributions to participants	156,237
Administrative expenses (Note 2)	1,395

Total deductions	1,175,062

Net decrease in net assets available for benefits	(932,720)
Net assets available for benefits, beginning of year	2,601,059

Net assets available for benefits, end of year	$1,668,339

See notes to financial statements.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

1.	Description of the Plan:

The following description of the Duke Energy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Participation and Purpose

The Plan is sponsored by Duke Energy Corporation (“Duke Energy”) and its participating affiliates which are Duke Energy Business Services, LLC, Duke Capital Partners, LLC, Crescent Resources, LLC, Crescent Southeast Club, LLC, Duke Project Services, Inc., Energy Delivery Services, Inc., Duke Energy Global Asset Development, LLC, DENA Asset Partners, LP, PanEnergy Services Limited Partnership, Pan Service Company, Duke Energy Operating Company, LLC, Texas Eastern Transmission Corporation, Duke Energy Northeast Transmission Company, Duke Energy Trading & Marketing and Algonquin Gas Transmission Company (collectively referred to as the “Participating Companies”).

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-range financial security through tax deferred savings with the benefit of contributions by the Participating Companies, to diversify their investments under the Plan among certain common trust funds, and to acquire an investment interest in common stock of Duke Energy Corporation (“Common Stock”), thus enhancing the ability of employees to share in the corporation’s success. This defined contribution plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Generally, employees of a Duke Energy Participating Company are eligible to enter and participate in the Plan if they 1) have attained the age of eighteen, and 2) are paid on Duke Energy’s U. S. payroll system.

Contributions

Participants may authorize payroll deductions from eligible earnings in the form of before-tax deferrals and after-tax deferrals. Employees may elect payroll deductions (subject to certain limitations) of up to 25% of eligible earnings without regard to years of service. Various provisions of the Internal Revenue Code may limit the deferrals of some highly compensated employees. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code. The Participating Company contributes (subject to certain limitations) an amount equal to 100% of the first 6% before-tax deferred in any pay period. The matching contributions are intended to satisfy the requirements of Section 401(m) of the Internal Revenue Code.

Rollover Contributions to the Plan

Rollover contributions represent amounts recorded when new employees who elect enrollment in the Plan transfer account balances from other eligible, tax-qualified retirement plans or a qualified individual retirement account. Rollovers of $1,430,487 in 2002 were from various new hires and business acquisitions.

Investments

Subject to limitations discussed below, participants may invest their accounts in any or all of the investment funds offered in the Plan. Participant accounts invest in “units” of a fund based on its market price. The value of an account is updated daily. Throughout the plan year, eleven funds were offered for investment.

Duke Energy reserves the right to change the investment funds offered from time to time. Units in any fund that is deleted would be liquidated and transferred to another fund of the participant’s choice.

Participant balances that are attributable to the prior Duke Energy Corporation Employees’ Stock Ownership Plan or the Tax Credit Employee Stock Ownership Plan of PanEnergy Corp and participating Affiliates may only be invested in the Duke Energy Corporation Common Stock Fund. In addition, the company match will initially be invested in the Duke Energy Corporation Common Stock Fund, however participants may transfer all or a portion of the matching contributions out of the Duke Energy Corporation Common Stock Fund into any other fund as early as the next business day.

Participants’ Accounts

Individual accounts are maintained for plan participants. The deferrals are invested as directed by the participant. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of section 404(c) of ERISA. Shares and Common Stock dividends are allocated to individual participant accounts in proportion to the amounts of their deferrals and related company matching contributions.

Vesting and Distribution

All participant deferrals and company matching contributions, plus earnings thereon, are 100% vested for all participants. A participant may elect to receive distributions from his company matching contribution account to the extent that the contributions have matured. Company matching contributions mature at the end of the 24th month following the month in which the contributions are made to the accounts. A participant may request a distribution from his deferral account, including his rollover account, made on a pretax basis, only if he suffers a hardship or is at least age 59½. A hardship distribution must comply with Section 401(k) of the Internal Revenue Code.

Payment of Benefits

On termination of service for any reason a participant or, if the participant is dead, his beneficiary, may request the distribution of the balance in all of his accounts. Distributions are made as soon as practicable after the occasion for the distribution, except that a participant may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which he attains age 70½. A beneficiary of a deceased participant may elect that a distribution be delayed until a date that follows the occasion for distribution by not more than one year.

Employee Loans Receivable

Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or 50% of their account balances. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the rate charged by the trustee of the Plan on similar commercial loans. Principal and interest is paid ratably through monthly payroll deductions. Loan receipts will be reinvested based on the participant’s investment election for deferrals at the time of repayment.

Plan Termination

The Participating Companies expect and intend to continue the Plan indefinitely, but has reserved the right to amend, suspend or terminate the Plan subject to provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan would be distributed to participants based on the balances in their individual accounts at the date of termination.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

Investments are reported at fair market value. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date. Duke Energy Corporation common stock is valued at the quoted market price at year-end. Participant loans are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses are paid by the Plan to third party vendors.

3.	Investments:

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits (in thousands):

	December 31,
	2002		2001
Duke Energy Corporation common stock, 50,115 and 47,144 shares, respectively	$979,245	*	$1,850,879	*
Barclay’s Global Investors Equity Index Fund, 11,039 and 11,715 shares, respectively	131,802		179,360
State Street Bank Short Term Investment Fund, 190,962 and 191,740 shares, respectively	190,962	*	191,740	*

* Nonparticipant—directed

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(1,017,430) as follows (in thousands):

Common stock	$(946,742)
Common trust funds	(69,355)
Other securities	(1,333)

$(1,017,430)

4.	Nonparticipant-Directed Investments:

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (in thousands):

	December 31,
	2002	2001
Net Assets:
Common stock	$979,245	$1,850,879
Short-term investment funds	190,962	191,740

	$1,170,207	$2,042,619

Year ended December 31, 2002

Changes in Net Assets:
Contributions	$105,965
Dividends	58,919
Net depreciation in fair value of investments	(912,702)
Distributions to participants	(85,512)
Transfers from participant-directed investments	(39,082)

$(872,412)

5.	Related Party Transactions:

Certain Plan investments are shares of a money market fund managed by State Street Bank and Trust Company (“State Street”). State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment administrative expenses amounted to $1,395,000 for the year ended December 31, 2002. Also included in the Plan’s investments are shares of Duke Energy Corporation, the Plan’s sponsor, which qualify as party-in-interest transactions.

6.	Federal Income Tax Status:

The Internal Revenue Service has determined and informed Duke Energy by a letter dated April 10, 1998, that the Plan is qualified and the trust which forms a part of the Plan is exempt from federal income tax under the provisions of Section 501(a) of the Internal Revenue Code. The Plan is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Subsequent Events:

In March 2003, Duke Energy, announced that it will exit the merchant finance business at Duke Capital Partners, LLC. Vested participants affected by these divestures may leave their participant accounts in the Plan or they may elect to roll them over to another qualified plan or receive a direct distribution.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

(IN THOUSANDS)
Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Market Value
*	Duke Energy Corporation	Common Stock	$1,030,570	$979,245
	Barclays’ Global Investors Equity Index Fund	Common Trust Fund	**	131,802
	Capital Guardian Int’l. Equity Fund	Common Trust Fund	**	40,996
	BGI Russell 1000 Value Fund	Common Trust Fund	**	64,092
	US Large Cap Growth Fund	Common Trust Fund	**	42,766
	Barclays’ Global Investors Russell 2000 Equity Index Fund	Common Trust Fund	**	17,275
	US Small Cap Equity Fund	Common Trust Fund	**	36,552
	MAS Funds Advisory MTG Portfolio	Common Trust Fund	**	56,371
*	State Street Global Advisory—Conservative Balanced Fund	Common Trust Fund	**	7,177
*	State Street Global Advisory—Moderate Balanced Fund	Common Trust Fund	**	7,500
*	State Street Global Advisory—Aggressive Balanced Fund	Common Trust Fund	**	6,439
	Morgan Stanley Bond Fund	Bond Funds	**	30,810
*	State Street Bank Short Term Investment Fund	Money Market Fund	$190,962	190,962
*	Employee Loans Receivable	Participant Loans	**	56,293
		Interest Rates 5.25%—5.75%

	Total			$1,668,280

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DUKE ENERGY RETIREMENT SAVINGS PLAN

Date: June 27, 2003	By:	/s/ Charlotte M. Wayland
Charlotte M. Wayland Chairman, Duke Energy Benefits Committee